# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: i-80 Gold Corp., CIK 0001853962
CUSIP: 44955L106
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 150 York Street, Suite 1802, Toronto, Ontario Canada (A6), M5H 3S5
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002001906

## Reporting persons
- Daniel Kaufman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 51,819,687; shared voting power 0; sole dispositive power 51,819,687; shared dispositive power 0; aggregate amount beneficially owned 51,819,687 (6.27% of the class)
  Comment: Calculation is based upon 826,281,972 Shares outstanding as of November 12, 2025, per the Form 10Q for the quarterly period ended September 30, 2025, filed by the Issuer with the SEC on November 12, 2025

## Item 1. Issuer
Name of issuer: i-80 Gold Corp.
Address of issuer's principal executive offices: 150 YORK STREET, SUITE 1802, TORONTO, ONTARIO M5H 3S5

## Item 2. Person Filing
Name of person filing: Daniel Kaufman
Address of principal business office or, if none, residence: 151 Calle de San Francisco, San Juan, PR 00901
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 51,819,687
Percent of class: 6.27%
Sole power to vote or to direct the vote: 51,819,687
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 51,819,687
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
None

## Signatures
- Daniel Kaufman: /s/ Daniel Kaufman, Daniel Kaufman, Individual Investor (01/09/2026)